Exhibit 99.1

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements

(Unaudited — all amounts in thousands of United States Dollars unless otherwise noted)

For the three months ended November 30, 2016

Filed: January 13, 2017

PLATINUM GROUP METALS LTD.

(An exploration and development stage company)

Condensed Consolidated Interim Statements of Financial Position

(in thousands of United States Dollars)

	November 30, 2016	August 31, 2016
ASSETS

Current
Cash and cash equivalents	$27,507	$16,450
Amounts receivable (Note 3)	5,800	6,087
Prepaid expenses	259	367
Total current assets	33,566	22,904

Performance bonds	5,262	4,912
Exploration and evaluation assets (Note 5)	23,858	22,346
Property, plant and equipment (Note 4)	514,156	469,696
Total assets	$576,842	$519,858

LIABILITIES

Current
Accounts payable and other liabilities	$16,832	$16,920
Loan payable (Note 6)	2,083	26,667
Total current liabilities	18,915	43,587

Loans payable (Note 6)	79,722	54,586
Asset retirement obligation	2,380	2,237
Total liabilities	101,017	100,410

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	755,320	714,190
Contributed surplus	24,075	24,003
Accumulated other comprehensive loss	(215,421)	(232,179)
Deficit	(127,651)	(125,245)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	436,323	380,769

Non-controlling interest	39,502	38,679
Total shareholders’ equity	475,825	419,448
Total liabilities and shareholders’ equity	$576,842	$519,858

CONTINGENCIES AND COMMITMENTS (NOTE 9)

Approved by the Board of Directors and authorized for issue on January 13, 2017

“Iain McLean”	“Eric Carlson”
Iain McLean, Director	Eric Carlson, Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

PLATINUM GROUP METALS LTD.

(An exploration and development stage company)

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(in thousands of United States Dollars)

	Three months ended
	November 30, 2016	November 30, 2015

Expenses
General and administrative	$1,167	$1,394
Foreign exchange loss (gain)	1,543	(399)
Stock compensation expense	40	—
	2,750	995

Other loss (income)
Net finance income	(300)	(283)
Loss for the period	2,450	712

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(17,625)	40,911

Comprehensive (income) loss for the period	(15,175)	41,623

(Income) Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	2,457	634
Non-controlling interests	(7)	78
	$2,450	$712

Comprehensive (income) loss attributable to:
Shareholders of Platinum Group Metals Ltd	(14,301)	38,543
Non-controlling interests	(874)	3,080
	$(15,175)	$41,623

Basic and diluted loss per common share	$0.03	$0.01

Weighted average number of common shares outstanding
Basic and diluted	97,058,182	76,970,915

See accompanying notes to the condensed consolidated interim financial statements

PLATINUM GROUP METALS LTD.

(An exploration and development stage company)

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance, August 31, 2015	76,894,302	$681,762	$23,646	$(185,872)	$(104,570)	$414,966	$58,380	$473,346
Shares issued for loan facilities (Note 6)	697,169	1,584	—	—	—	1,584	—	1,584
Transactions with non-controlling interest (Note 4)	—	—	—	—	80	80	(80)	—
Foreign currency translation adjustment	—	—	—	(37,909)	—	(37,909)	(3,002)	(40,911)
Net loss for the period	—	—	—	—	(634)	(634)	(78)	(712)
Balance, November 30, 2016	77,591,471	$683,346	$23,646	$(223,781)	$(105,124)	$378,087	$55,220	$433,307
Stock based compensation	—	—	357	—	—	357	—	357
Share issuance — financing	11,000,000	33,000	—	—	—	33,000	—	33,000
Share issuance costs	—	(2,959)	—	—	—	(2,959)	—	(2,959)
Shares issued for loan facilities (Note 6)	263,307	800	—	—	—	800	—	800
Shares issued upon the exercise of options	2,250	3	—	—	—	3	—	3
Foreign currency translation adjustment	—	—	—	(8,398)	—	(8,398)	(643)	(9,041)
Net loss for the period	—	—	—	—	(20,121)	(20,121)	(15,898)	(36,019)
Balance, August 31, 2016	88,857,028	$714,190	$24,003	$(232,179)	$(125,245)	$380,769	$38,679	$419,448
Stock based compensation	—	—	72	—	—	72	—	72
Share issuance — financing	22,230,000	40,014	—	—	—	40,014	—	40,014
Share issuance costs	—	(3,134)	—	—	—	(3,134)	—	(3,134)
Shares issued for loan facilities (Note 6)	1,716,591	4,250	—	—	—	4,250	—	4,250
Transactions with non-controlling interest (Note 4)	—	—	—	—	51	51	(51)	—
Foreign currency translation adjustment	—	—	—	16,758	—	16,758	867	17,625
Net loss for the period	—	—	—	—	(2,457)	(2,457)	7	(2,450)
Balance November 30, 2016	112,803,619	$755,320	$24,075	$(215,421)	$(127,651)	$436,323	$39,502	$475,825

See accompanying notes to the condensed consolidated interim financial statements

PLATINUM GROUP METALS LTD.

(An exploration and development stage company)

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of United States Dollars)

	Three months ended
	November 30,	November 30,
	2016	2015

OPERATING ACTIVITIES
Loss for the period	$(2,450)	(712)

Add items not affecting cash:
Depreciation	106	135
Unrealized foreign exchange gain	136	723
Stock compensation expense	30	—
Net change in non-cash working capital (Note 10)	1,856	2,439
	(322)	2,585

FINANCING ACTIVITIES
Share issuance	40,014	—
Share issuance costs	(3,134)	—
Interest paid on debt (Note 6)	(1,049)	—
Cash proceeds from debt (Note 6)	5,000	80,000
Debt principal repayment	(2,500)	—
Costs associated with the debt (Note 6)	(79)	(1,100)
	38,252	78,890

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(31,277)	(38,030)
Proceeds from the sale of concentrate	3,947	—
Net Movement in South African VAT Receivable	(1,017)	1,900
Performance bonds	(139)	(584)
	(28,486)	(36,714)

Net (decrease) increase in cash and cash equivalents	9,444	44,761
Effect of foreign exchange on cash and cash equivalents	1,613	(3,059)
Cash and cash equivalents, beginning of period	16,450	39,082

Cash and cash equivalents, end of period	$27,507	$80,784

See accompanying notes to the condensed consolidated interim financial statements

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the condensed consolidated interim financial statements

For the three months ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

1.                                      NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.  The Company is currently developing and operating the Maseve platinum and palladium mine (the “Maseve Mine”), formerly Project 1 of Western Bushveld Joint Venture (“WBJV”), located on the Western Limb of the Bushveld Complex in South Africa.   The Maseve Mine is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held an 82.9% working interest as of November 30, 2016 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1%.  A formal mining right was granted for the Maseve Mine on April 4, 2012 by the Government of South Africa (the “Mining Right”).

The Maseve Mine surface infrastructure is fully constructed and the mill was commissioned in February and March of 2016.  Maseve is now in the ramp up phase of production. First concentrate was produced in February 2016 with commercial production levels expected in the first half of calendar 2017.  Any revenues from concentrate sales realized before the asset is ready for its intended use are expected to be treated as a reduction in project capital cost.

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV property and Waterberg Extension property, both located on the Northern Limb of the Bushveld Complex in South Africa, are to be combined.  See details at Note 5 below.  The Company published a pre-feasibility study for the combined Waterberg Project in October 2016.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

		Place of incorporation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity	and operation	November 30, 2016	August 31, 2016

Platinum Group Metals (RSA) (Pty) Ltd.[1]	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd[2]	Mining	South Africa	82.9%	82.9%
Mnombo Wethu Consultants (Pty) Limited.[3]	Exploration	South Africa	49.9%	49.9%

1Holds the Waterberg Project until approval to transfer rights to Waterberg JV Co. is received (see Note 5 below)

2See Note 4 “Ownership of Maseve Mine”.

3The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.

2.                                      BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and have been prepared under the historical cost basis.

These interim condensed consolidated financial statements follow the same accounting principles as those outlined in the notes to the annual audited consolidated financial statements for the year ended August 31, 2016. These interim condensed consolidated financial statements are unaudited and condensed and do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2016.  The interim condensed consolidated financial

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the period ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

statements are presented in United States Dollars and the Company has used United States Dollars as its presentation currency since September 1, 2015.

Liquidity

The Company reported a net loss of $2.45 million for the three months ended November 30, 2016 and at November 30, 2016 had working capital of $14.7 million (August 31, 2016 - $6.0 million excluding short-term debt that was reclassified to long-term debt during the period ended November 30, 2016).  At November 30, 2016, the Company was indebted for a principal amount of $82.5 million pursuant to the Sprott Facility and the LMM Facility (both as defined below) to fund the development, construction and start-up working capital needs of the Maseve Mine.  During the quarter the Company closed an equity financing for $40 million.

The Company currently has limited financial resources.  The Company’s ability to continue operations in the normal course of business in the foreseeable future is dependent upon, among other things, the Company establishing positive cash flow from production at the Maseve Mine.  The Company has experienced delays in the rate of underground development and stoping into key mining areas at the Maseve Mine due to delayed infrastructure and poor contractor performance.  The Company’s engineers and mining personnel are working to mitigate and correct these issues.  Under performing contractors are being replaced.  Focus is being applied to achieve planned production and reduce costs.  In addition, current global market prices for the metals to be produced at the Maseve Mine have been highly volatile.  Unexpected costs, problems, lower metal prices or further delays could severely impact the Company’s production revenue and its ability to produce the tonnage at the Maseve Mine required to maintain positive working capital and meet its production covenants under the Sprott Facility and the LMM Facility (both as defined below).  The Maseve Mine is behind on its planned ounce ramp-up profile at this time.

There is uncertainty related to the Company’s ability to secure additional funding.  The Company’s ability to continue operations in the normal course of business may depend upon its ability to secure additional funding by methods which could include, debt refinancing, equity financing, forward sale agreements, sale of assets and strategic partnerships.  However, management believes the Company will be able to secure further financing if deemed necessary.

Recently Issued Accounting Pronouncements

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the current accounting period and have not been applied in preparing these interim condensed consolidated financial statements.  These include:

(i)  IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is still in the process of assessing the impact, if any, on the financial statements of this new standard.

(ii)  IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses the classification, measurement and recognition of financial assets and financial liabilities and includes a reformed approach to hedge accounting. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. The standard introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the period ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

accounting periods beginning on or after January 1, 2018. Early application is permitted.  The Company is assessing IFRS 9’s impact on its financial statements.

(iii)IFRS 16, Leases

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019. The Company is in the process of evaluating the impact the standard is expected to have on our consolidated financial statements.

Exchange Rates

The following exchange rates were used when preparing these interim condensed consolidated interim financial statements:

Rand/USD

Period-end rate	14.0913 (November 2015: 14.4984)
August 31, 2016	14.6958
3-month period average rate	13.9696 (November 2015: 13.7414)

CAD/USD

Period-end rate	1.3429 (November 2015: 1.3353)
August 31, 2016	1.3116
3-month period average rate	1.3263 (November 2015: 1.3203)

3.                                      AMOUNTS RECEIVABLE

	November 30, 2016	August 31, 2016
Receivable from concentrate sales	$2,254	$2,854
South African value added tax	2,782	1,776
Due from JOGMEC[1]	117	15
Tax receivable	148	981
Other receivables	446	412
Due from related parties (Note 8)	53	49
	$5,800	$6,087

1An amount of $117 is owed from JOGMEC against expenditures made on the Waterberg Projects post March 31, 2015. See Note 5.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the condensed consolidated interim financial statements

For the three months ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

4.                                      PROPERTY, PLANT AND EQUIPMENT

	Development Assets	Land	Buildings	Office Equipment	Mining Equipment	Total
COST
Balance, August 31, 2015	$368,660	$9,527	$10,652	$2,135	$39,605	$430,579
Additions	131,893[1]	—	943	418	9,701	142,955
Impairment Charge	(41,371)					(41,371)
Foreign exchange movement	(36,524)	(980)	(1,095)	(142)	(4,072)	(42,813)
Balance, August 31, 2016	$422,658	$8,547	$10,500	$2,411	$45,234	$489,350
Additions	24,950[2]	—	21	27	2,134	27,132
Foreign exchange movement	17,698	367	450	53	1,940	20,508
Balance, November 30, 2016	$465,306	$8,914	$10,971	$2,491	$49,308	$536,990

ACCUMULATED DEPRECIATION
Balance, August 31, 2015	$—	$—	$789	$1,065	$11,548	$13,402
Additions	—	—	879	397	6,299	7,575
Foreign exchange movement	—	—	(81)	(55)	(1,187)	(1,323)
Balance, August 31, 2016	—	—	1,587	1,407	16,660	19,654
Additions	—	—	121	101	2,155	2,377
Foreign exchange movement	—	—	68	23	714	803
Balance, November 30, 2016	$—	$—	$1,776	$1,531	$19,527	$22,834

Net book value, August 31, 2016	$422,658	$8,547	$8,913	$1,004	$28,574	$469,696

Net book value, November 30, 2016	$465,306	$8,914	$9,195	$960	$29,781	$514,156

1Includes pre-production revenue credited of $9.3 million and $8.7 million of interest expense capitalized.

2Includes pre-production revenue credited of $3.1 (see below) and $3.4 million of interest expense (see Note 6)

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the condensed consolidated interim financial statements

For the three months ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

Maseve Mine

The Maseve Mine is located in the Western Bushveld region of South Africa.  Costs for the Maseve Mine are capitalized and classified as development assets in Property, Plant and Equipment.  The local name for what was formerly the Project 1 of the WBJV is the Maseve Mine based on the holding company named Maseve Investments 11 (Pty) Ltd. that holds the legal right to the mine.

The Maseve Mine is now in the production ramp up phase with first concentrate having been produced in February 2016.  Initial proceeds from concentrate sales before commercial production are treated as a reduction in project capital cost with $3.1 million being recognized to development costs in the three months ended November 30, 2016.

i.             Ownership of the Maseve Mine

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide.

The Company has consolidated the results of Maseve from the effective date of the reorganization.  The portion of Maseve not owned by the Company, calculated at $34,947 at November 30, 2016 ($34,124 — August 31, 2016), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide elected not to fund its $21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve.  On March 3, 2014, Africa Wide elected not to fund its $21.52 million share of a second cash call.  As a result of the missed cash calls, Africa Wide’s interest in Maseve was diluted to a 17.1% holding.

Legislation and regulations in South Africa specify a 26% equity interest by a BEE entity as a prerequisite to the grant of a Mining Right.  A past sale by Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) of an 18.5% interest in the project that has become Wesizwe’s platinum mine is a component of the Company’s BEE profile.  Because Africa Wide is the Company’s BEE partner for the Maseve Mine, the Company advised the Department of Mineral Resources (the “DMR”) on October 19, 2013 of Africa Wide’s decision to not fund an approved cash call and the associated dilution implications.

In June 2016, the DMR requested an update regarding the Company’s efforts to increase the BEE equity ownership percentage in Maseve following the dilution of Africa Wide’s interest in Maseve.  The Company met with the DMR in early June 2016 and the DMR requested a further update by August 7, 2016.  The Company made several attempts to schedule a meeting with the DMR as requested.  The Company has been advised by the DMR that the matter will be discussed at a later date.  The DMR has not issued a notice of non-compliance.

All funding provided by PTM RSA to Maseve for development and construction of the Maseve Mine since the March 3, 2014 second cash call has been, and is planned to be, provided by way of an intercompany loan.  At November 30, 2016 Maseve owed PTM RSA approximately R3.725 billion ($264 million).  All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

ii.          Valuation

Management is required to make significant judgements concerning the identification of potential impairment indicators. In considering whether any potential impairment indicators occurred in respect of the Company’s long lived assets as at year end August 31, 2016, management took into account a number of factors such as changes in the pricing of platinum, palladium, rhodium and gold prices (the four elements being produced together as a basket “4E Ounce”), foreign exchange rates, capital expenditures, operating costs, increased costs of capital, market capitalization and required ownership by historically disadvantaged South Africans and other factors that may indicate impairment. The decline in platinum prices and the decrease in the Company’s market capitalization in fiscal 2016 were considered to be indicators of potential impairment.  As a result the Company assessed the recoverable amount of the Maseve Mine CGU at August 31, 2016.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the period ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

The recoverable amount of the Maseve Mine assets was based on estimates of future discounted cash flows (DCFs) of the latest business forecasts regarding production volumes, costs of production, capital expenditure, metal prices and market forecasts for foreign exchange rates. The discount rate is a risk adjusted discount rate, taking into account specific risks where the cash flows have not been adjusted for the risk.  After the DCF performed for the year ended August 31, 2016 the Company determined an impairment of $41 million was necessary.  This impairment was recognized as an impairment charge against Development Assets in the Maseve Mine.

The assumptions used by the Company in the DCF are subject to risk and uncertainty relating to among other factors, metal prices and exchange rates.

The key financial assumptions used in the August 31, 2016 recoverable amount calculations are:

•                      The future price per 4E Ounce was a market consensus based on price projections of international banks and brokerages.  A long-term price of US$1,195 per 4E Ounce was used in the valuation model.

•                      A long-term real Rand/$USD exchange rate of 13.65:1 was used

•                      A long-term real discount rate of 10.70% for the project was used.

At November 30, 2016, the long term 4E price expectations have not changed significantly from the assumptions used at the year ended August 31, 2016 and the Rand/$USD exchange rate at November 30, 2016 stood at 14.09:1 which is favourable to the Company as compared to the long-term rate used at August 31, 2016.  No impairment was considered necessary as at November 30, 2016.

5.                                      EXPLORATION AND EVALUATION ASSETS

Since mid-2015 the Company’s only active exploration project is the Waterberg Project located on the North Limb of the Western Bushveld Complex.  The Company continues to hold other immaterial mineral or prospecting rights in South Africa and Canada.  Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2015	$24,629
Additions	7,630
Recoveries	(7,321)
Foreign exchange movement	(2,592)
Balance, August 31, 2016	$22,346
Additions	1,684
Recoveries	(1,114)
Foreign exchange movement	942
Balance, November 30, 2016	$23,858

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the period ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

		November 30, 2016	August 31, 2016
Project 3 — see Note 4		$2,201	$2,111

Waterberg JV	Acquisition costs	20	19
	Exploration and evaluation costs	32,375	29,462
	Recoveries	(22,388)	(20,518)
		10,007	8,963
Waterberg Extension	Acquisition costs	17	17
	Exploration and evaluation costs	11,702	11,221
		11,719	11,238
Other	Acquisition costs	24	23
	Exploration and evaluation costs	616	691
	Recoveries	(709)	(680)
		(69)	34
Total		$23,858	22,346

Waterberg Project

The Waterberg Project is comprised of the Waterberg JV property, a contiguous granted prospecting right area of approximately 255 km2, and the Waterberg Extension property, an area of granted and applied-for prospecting rights with a combined area of approximately 864 km2, located adjacent and to the north of the Waterberg JV property and both located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

PTM RSA holds legal title to the prospecting rights underlying the Waterberg Project with Mnombo identified as the Company’s 26% BEE partner for all the Company’s Waterberg properties.  The Company holds the Waterberg Project prospecting permits in trust for the joint venture and subject to the ownership terms and conditions of the JOGMEC Agreement and the 2nd Amendment thereto, as defined below.

In October 2009, PTM RSA, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”).  Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV property until the completion of a feasibility study.

For accounting purposes, the Company consolidates Mnombo.  The portion of Mnombo not owned by the Company, calculated at $4,555 at November 30, 2016 ($4,555 — August 31, 2016), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement.  Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties, as described below, are to be combined and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”).  The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35%.  Mnombo will hold 26%.  Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing.  Under the 2nd Amendment, JOGMEC has committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  An amount of $8 million was funded by JOGMEC to March 31, 2016, which is being followed by two $6 million tranches to be spent in each of the following two 12 month

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the period ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

periods.  Any amount in excess of $6 million to be spent in either of years two or three is to be funded by the JV partners pro-rata to their holdings.  Closing of this transaction is subject to Section 11 approval by the DMR for the transfer of title to the Waterberg prospecting rights and other project assets into the new Waterberg JV Co.  The Company will continue its current accounting treatment for the Waterberg JV and Waterberg Extension properties until closing.  If Section 11 approval for the transfer is not obtained the parties will default to the pre 2nd amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

Since the JOGMEC earn-in period ended in May 2012, up to March 2015 (when the 2nd Amendment became effective) $39.9 million was spent on the combined Waterberg JV and Waterberg Extension properties.  JOGMEC contributed $11.4 million while the Company contributed the remaining $28.5 million which included Mnombo’s share of expenditures on the Waterberg Extension ($2.4 million) which are still owed to the Company.

Post March 2015, $13.75 million has been spent through to November 30, 2016 on the Waterberg JV and Waterberg Extension properties all of which has been funded by JOGMEC per the 2nd Amendment agreement outlined above.  In the first quarter of fiscal 2017 $1.73 million was spent on the combined Waterberg JV and Waterberg Extension.

6.                                      LOANS PAYABLE

On February 16, 2015 the Company announced it had entered a credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of $40 million.  The Sprott Facility was drawn on November 20, 2015.

On November 20, 2015, the Company also drew down a $40 million from a loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with a significant shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance.  Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production Payment Agreement (“PPA”) with LMM.

The Company announced that effective May 3, 2016 that both the Sprott Facility and the LMM Facility had been amended.  Under the amendments, the provision whereby Maseve must reach and maintain a three-month rolling average of at least 60% of planned production for a three-month period was extended from commencing three months post construction completion to commencing six months post construction completion.

On September 19, 2016, the Company announced that Sprott and LMM had agreed to amend certain terms to their existing loan facilities with the Company.  Sprott agreed to defer 12 planned monthly repayments of the original US $40 million Sprott Facility from commencing on January 31, 2017 to commencing on January 31, 2018.  LMM agreed to defer 9 planned quarterly repayments of the original US $40 million LMM Facility plus capitalized interest from commencing December 31, 2018 until June 30, 2019.  LMM agreed to defer the quarterly payment of interest due to LMM from commencing December 31, 2016 until December 31, 2017.  Sprott and LMM both agreed to reset agreed monthly production requirements so that the production period will commence October 31, 2016.  Pursuant to the LMM Credit Agreement the Company entered a life of mine PPA with LMM whereby LMM was granted a Production Payment right to 1.5% of net proceeds received on concentrate sales from the Maseve Mine.  LMM and the Company agreed to extinguish the Company’s right to buy back 1% of LMM’s 1.5% Production Payment right for US$17.5 million until January 1, 2019 or for US$20 million until December 31, 2021.  In consideration of the amendments, the Company issued 801,314 common shares to Sprott and 801,314 common shares to LMM. The consideration was based on the value of five percent of the initial principal balance of the LMM loan facility and the Sprott facility, in each case, such amount being US $2.0 million. The shares were priced at the five-day volume weighted average price on the TSX of $3.66 per share, less a ten percent discount, converted to US dollars using the Bank of Canada noon spot rate.

On October 12, 2016, the Company announced that Sprott had provided a $5.0 million second advance (the “Second Advance”) to the Company.  The original $40.0 million Sprott Facility was amended and

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the period ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

restated effective October 11, 2016 to reflect the Second Advance (the “Amended and Restated Sprott Facility”).  Interest is payable to Sprott monthly on any outstanding principal related to the Second Advance at a rate of LIBOR plus 8.5%, the same rate as for the original Sprott Facility.  Other terms, conditions and covenants related to the Amended and Restated Sprott Facility are substantially the same as for the original Sprott Facility.  On November 2, 2016 Sprott elected for early repayment of $2.5 million of the Second Advance from the proceeds of an equity offering completed on November 1, 2016 (see Equity section for further details of the offering).  The remaining $2.5 million principal balance of the Second Advance is to be repaid in six equal, monthly instalments commencing on July 31, 2017.  In consideration of the Second Advance, as a fee, the Company issued 113,963 common shares of the Company at a price of $3.2428 per share, less a ten percent discount.

In total the Company borrowed $82.5 million by way of the Sprott Facility and the LMM facility, which are reconciled to the November 30, 2016 balance sheet as follows:

Net Sprott Facility drawn down	$42,500
Value of shares issued at drawdowns	(1,050)
Standby, Structuring, Legal and other fees	(3,315)
Value of shares issued for amendments	(2,400)
Interest paid on loan balance	(4,118)
Interest finance cost at effective interest rate	6,679
Carrying value - Sprott Facility	$38,296

LMM Facility drawn down	$40,000
Value of shares issued at drawdown	(800)
Legal and Other Fees	(599)
Value of shares issued for amendment	(2,400)
Interest finance cost at effective interest rate	6,570
Adjustment to amortized cost of royalty obligation	523
LMM Production Payment Payable	215
Carrying value - LMM Facility	$43,509

LMM Production Payment Liability	$11,795
LMM Production Payment Payable	215
LMM Loan Facility	31,499
Total LMM Facility	$43,509

Carrying value - Loans Payable	$81,805

Current portion of loan payable	$2,083
Non-current portion loans payable	79,722
Carrying value - Loans Payable	$81,805

At November 30, 2016, the principal payable in the next twelve months on the Sprott Facility of $2,083 has been classified as a current liability.

Both loans are carried at amortized cost with the Sprott Facility having an effective interest rate of 19% and the LMM Facility having an effective interest rate of 25%.  The LMM Facility has a higher effective interest rate due to the existence of the related Production Payment liability and its subordination to the Sprott Facility.  Net interest expense of $9.1 million from both loans has been capitalized against development assets in the Maseve mine until the asset is ready for its intended use which is expected to be aligned with the date commercial production is achieved.  Adjustments to the Production Payment liability are also capitalized against the development assets in the Maseve mine until commercial production is achieved.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the period ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

Sprott Facility

Pursuant to the terms of the Sprott facility, the Company has made certain payments to the Sprott Lenders, including (a) a bonus payment made in February 2015 concurrently with execution and delivery of the credit agreement in the amount of $1,500, being 3.75% of the principal amount of the Sprott Facility, paid by issuance of 283,019 common shares of the Company; (b) a draw down payment to the Sprott Lenders equal to 2% of the amount being drawn down under the Sprott Facility, which was paid by issuance of 348,584 common shares of the Company on November 20, 2015; (c) a structuring fee comprised of a cash payment in the amount of $100, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee paid in cash equal to 4% per annum of the un-advanced principal amount of the Sprott Facility paid in monthly instalments until draw down on November 20, 2015 totalling $1,244.  The Sprott Facility originally matured on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017, however due to the amendments outlined above the principal is now due to be repaid by December 2018.

Upon drawdown, all deferred fees of $4.0 million ($1.8 million in cash) were netted against gross proceeds and will be recognized over the term of the agreement on an effective interest rate basis.  Total interest of $6.7 million was recognized since inception ($1,685 in the current period) with $4.1 million in cash interest paid since inception ($1,069 in the current period).

The Sprott Facility is in the first lien position on (i) the shares of PTM (RSA) held by PTM (and such other claims and rights described in the applicable pledge agreement) and (ii) all current and future personal property of PTM.  Interest on the Sprott Facility is compounded and payable monthly at a stated interest rate of LIBOR plus 8.50%.

LMM Facility

Loan

Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of $800 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 348,584 common shares of the Company.

The stated interest rate on the LMM Facility is LIBOR plus 9.5%.  At period end, interest payments on the LMM Facility have been accrued and added to the loan balance until March 31, 2018 and then paid to LMM quarterly thereafter.  Also, the first 20% of principal was to be repaid on June 30, 2019 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on September 30, 2019 and for each of the next 7 quarters of the LMM Facility.

Production Payment

Under the PPA, the Company agreed to pay to LMM a Production Payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “Production Payment”).  The terms of the PPA were amended during the period.  See details above in this Note 6.

The initial fair value of the Production Payment liability was valued at $11.3 million using Level 3 valuation assumptions and bifurcated from the LMM Facility’s loan payable and will be amortized over the expected life of mine as production payments are made.  The carrying value of the production payment is currently $11.8 million with difference from the original carrying value having been recognized as interest expense. The key valuation assumptions for the Production Payment valuation are production profile, discount rate and timing of cash flows.

LMM holds the second lien position on (i) the shares of PTM (RSA) held by PTM and (ii) all current and future assets of PTM.  The PPA is secured with the second lien position of the LMM Facility until it is repaid.  The PPA will be acknowledged in any subsequent debt arrangement of the Company.  The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA.  The Company will be required to comply with certain covenants once first production commences (see above for details of the amended covenants).

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the period ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

7.                                      SHARE CAPITAL

(a)                                 Authorized

Unlimited common shares without par value.

(b)                                 Issued and outstanding

At November 30, 2016, the Company had 112,803,619 shares outstanding.

On September 19, 2016, both Sprott and Liberty were each issued 801,314 shares for consideration of US$2.0 million each based on the five-day volume weighted average price on the TSX of C$3.66 per share (less a ten percent discount), converted to US dollars in consideration for the amendment to the outstanding working capital facilities.

On October 12, 2016 upon drawdown of an additional $5 million from Sprott Facility, Sprott was issued 113,963 shares as a drawdown fee.

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of US$1.80 per share resulting in gross proceeds of $40.0 million.  Net proceeds to the Company after fees, commissions and costs were approximately $36.9 million.

(c)                                  Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Certain stock options of the Company are subject to vesting provisions, while others vest immediately.  All exercise prices are denominated in Canadian Dollars (“C$”).

The following tables summarize the Company’s outstanding stock options:

	Number of Shares	Average Exercise Price
Options outstanding at August 31, 2015	2,832,450	C$	12.10
Granted	1,014,675	2.00
Exercised	(2,250)	2.00
Cancelled	(867,600)	16.67
Options outstanding at August 31, 2016	2,977,275	7.31
Cancelled	(373,150)	11.35
Options outstanding at November 30, 2016	2,604,125	C$	6.73

Number Outstanding at November 30, 2016	Number Exercisable at November 30, 2016	Exercise Price		Average Remaining Contractual Life (Years)
913,425	228,356	C$	2.00	4.06
809,000	809,000	6.50		3.21
292,200	292,200	9.60		0.77
10,000	10,000	10.50		1.50
2,500	2,500	12.00		2.79
566,000	566,000	13.00		2.16
7,500	7,500	13.80		0.21
3,500	3,500	14.00		1.30
2,604,125	1,919,056			2.61

The Company recorded $72 ($40 expensed and $32 capitalized to property, plant and equipment and mineral properties) of compensation expense for the three months ended November 30, 2016 (November 30, 2015 - $Nil).

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the period ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

Subsequent to period end on December 23, 2016, the Company granted 2,210,000 incentive stock options to directors and employees with a $2.00 exercise price and 5-year term.

8.                                      RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)         During the three months ended November 30, 2016, $58 ($61 — November 30, 2015) was paid to independent directors for directors’ fees and services.

(b)         During the period ended November 30, 2016, the Company accrued or received payments of $14 ($19 — November 30, 2015) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $20 ($48 — November 30, 2015) due from West Kirkland.

(c)          In fiscal 2016 the Company entered into a loan facility agreement with a significant shareholder LMM.  The loan was negotiated and entered into at commercial terms.  For full details on this transaction please refer to Note 6 above.

Except for amounts due to LMM, all amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

9.                                      CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,930 to August 31, 2020.

Maseve is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom.  In consideration Maseve is to pay connection fees and guarantees totaling R147 million ($10.4 million at November 30, 2016) of which R100 million ($7.0 million at November 30, 2016), has been paid, leaving R47 million ($3.4 million) of the commitment outstanding.  These fees are subject to possible change based on Eskom’s cost to install. Eskom’s delivery schedule is also subject to possible change.

From period end the Company’s aggregate commitments are as follows:

	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease obligations	$495	$1,435	$—	$—	$1,930
ESKOM — power	3,380	—	—	—	3,380
Mining Development	11,131	—	—	—	11,131
Mining Indirect and Other	281	—	—	—	281
Sprott Loan Facility	6,390	42,972	—	—	49,362
Liberty Loan Facility	—	23,985	40,868	—	64,853
Totals	$21,677	$68,392	$40,868	$—	$130,937

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the period ended November 30, 2016

(In thousands of United States Dollars unless otherwise noted)

10.                               SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Three months ended	November 30, 2016	November 30, 2015

Amounts receivable, prepaid expenses and other assets	$1,801	$1,346
Accounts payable and accrued liabilities	54	1,093
	$1,856	$2,439

11.                               SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties.  Information presented on a geographic basis are as follows:

Assets

	November 30, 2016	August 31, 2016

Canada	$23,554	$10,572
South Africa	553,288	509,286
	$576,842	$519,858

Substantially all of the Company’s capital expenditures are made in South Africa.

Loss attributable to the shareholders of Platinum Group Metals Ltd.

Three months ended	November 30, 2016	November 30, 2015

Canada	$2,436	$525
South Africa	21	109
	$2,457	$634